UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2022

001-36686

(Commission file number)

Forward Pharma A/S

(Translation of registrant’s name into English)

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1. Submission of Application for Debtor-in-Possession

On April 28, 2022, in connection with the previously disclosed ongoing tax audit in Germany and in anticipation of the receipt of the final tax assessment from the German tax authorities, Forward Pharma GmbH (“FP GmbH”), a wholly owned indirect subsidiary of Forward Pharma A/S (the “Company”), submitted an application to request that the German courts allow FP GmbH to enter into debtor-in-possession (“DIP”) proceedings.

For more information regarding the ongoing tax audit in Germany and DIP proceedings, please see the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 and the consolidated financial statements included therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: May 2, 2022	Forward Pharma A/S

	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer